UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 8, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IncrediMail Ltd.

File No. 0-51694 - CF#23819
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       IncrediMail Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 24, 2009.

       Based on representations by IncrediMail Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 4.4   through July 1, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                              Maryse Mills-Apenteng
                              Special Counsel